

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

October 20, 2009

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Amendment No. 2 to Registration Statement on**
> **Form S-11**
> **Filed October 8, 2009**
> **File No. 333-160562**

Dear Mr. Penn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We note your response to comment 3 of our letter dated September 30, 2009. Please revise to clarify that your disclosed debt to equity ratio does not account for all your liabilities.

2. We note the revised disclosure concerning the concurrent private placement. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

Our Formation and Structure, page, page 11

3.   Please revise to identify the subsidiary that currently conducts your operations and holds your assets.

4.   We note that you have not disclosed a percentage for the "other Ellington-Managed Funds." Please tell us if those funds will purchase in the public offering or a private placement. If they will purchase in a private placement, please tell us when this will occur.

Use of Proceeds, page 56

5.   Please revise to reflect the possibility disclosed in the last risk factor on page 40 with the subheading "we may allocated net proceeds … for purposes that are different in range or focus than those contemplated in this prospectus."

Executive Compensation, page 110

6.   We note your response to comment 20. Please revise to disclose the dates associated with the decisions to dedicate your CFO and counsel to you. Also, please note that to the extent you have or will award any compensation under your incentive plans to your executive officers, such compensation should be fully disclosed here and in future filings.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

                     Sincerely,

                     Thomas Kluck
                     Branch Chief

cc: <u>Via Facsimile</u>
       Daniel M. LeBey, Esq.
       S. Gregory Cope, Esq.
       (804) 788-8218